Via Facsimile and U.S. Mail

June 24, 2010

Mr. John M. Matovina
Vice Chairman, Chief Financial Officer and Treasurer
American Equity Investment Life Holding Company
5000 Westown Parkway, Suite 440
West Des Moines, Iowa 50266

Re: **American Equity Investment Life Holding Company**
     Form 10-K for the Fiscal Year Ended December 31, 2008
     Definitive Proxy Statement on Schedule 14A filed April 30, 2009
     File No. 001-31911

Dear Mr. Matovina:

    We have completed our review of your filings and have no further comments at this time.

Sincerely,

Jeffrey Riedler
Assistant Director